EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2011	2010	2011	2010	2009	2008	2007

Earnings:
Income before income taxes	$724	$603	$2,265	$1,894	$677	$2,016	$3,215
Add back:
Interest expense, net of capitalized interest	13	19	86	79	85	98	136
Amortization of debt issuance costs	1	4	16	14	5	5	6
Portion of rent expense representative of interest factor	211	203	852	806	795	784	766

Earnings as adjusted	$949	$829	$3,219	$2,793	$1,562	$2,903	$4,123

Fixed Charges:
Interest expense, net of capitalized interest	$13	$19	$86	$79	$85	$98	$136
Capitalized interest	24	21	71	80	71	50	34
Amortization of debt issuance costs	1	4	16	14	5	5	6
Portion of rent expense representative of interest factor	211	203	852	806	795	784	766

	$249	$247	$1,025	$979	$956	$937	$942

Ratio of Earnings to Fixed Charges	3.8	3.4	3.1	2.9	1.6	3.1	4.4